Exhibit 10.54

AMENDMENT ONE

TO THE

TORCHMARK CORPORATION RESTATED

DEFERRED COMPENSATION PLAN FOR DIRECTORS,

ADVISORY DIRECTORS, DIRECTORS EMERITUS AND OFFICERS

Pursuant to Section 9.11 of the Torchmark Corporation Restated Deferred Compensation Plan for Directors, Advisory Directors, Directors Emeritus and Officers established effective January 1, 1992 (the “Plan”), Torchmark Corporation (the “Company”) hereby amends the Plan, effective January 1, 2008, as follows:

1.	The name of the Plan is changed to the Torchmark Corporation Restated Deferred Compensation Plan.

2.	Article X is added to the Plan and shall read as follows:

ARTICLE X

SECTION 409A PROVISIONS

10.1. This Article X shall not apply to amounts credited to the deferred compensation accounts as of December 31, 2004, or to any earnings thereon. Such amounts are “grandfathered” earned and vested benefits for purposes of Internal Revenue Code Section 409A (hereinafter “Section 409A”) and are subject only to Articles I—IX of the Plan.

10.2. This Article X shall apply to: (a) amounts deferred after December 31, 2007; (b) amounts deferred after December 31, 2004 that remain in the Plan as of January 1, 2008; and (c) the earnings on amounts described in (a) and (b).

10.3. Articles VII—IX and Sections 3.2, 3.3, 4.2 and 4.4 shall apply to amounts described in Section 10.2, except that in Section 4.2 and Section 4.4, the phrase “Section 2.2” is replaced with the phrase “Section 10.6” with respect to amounts described in Section 10.2. Articles I, II, V, VI and Sections 3.1, 4.1 and 4.3 are overridden by the provisions of Article X with respect to amounts described in Section 10.2.

10.4 Each officer of the Company who is a participant in the Torchmark Corporation Supplemental Executive Retirement Plan (an “eligible Participant”) is eligible to participate in this Deferred Compensation Plan (the “Plan”) by filing the election to participate described in Section 10.5 hereof. Eligible Participants who elect to participate are hereinafter collectively called “Participants” and singularly called “a Participant.” (Section 10.4 overrides Article I.)

10.5. Prior to the beginning of a calendar year for which Compensation would otherwise have been payable currently for services, an eligible Participant may elect to participate in the Plan by directing that all or any part of such Compensation shall, until the election is terminated in accordance with Section 10.6, be credited to a memorandum deferred compensation account established with respect to such Participant pursuant to Section 10.8 hereof. Such election shall become irrevocable for a calendar year upon January 1 of such year. Compensation shall mean the remuneration paid to the Participant in cash plus amounts that would have been paid to the Participant in cash but for a deferral election made under Internal Revenue Code Section 401(k) into a Company plan.

An eligible Participant who initially becomes eligible to participate in the Plan during a calendar year may become a Participant during such calendar year by making an election within 30 days after becoming an eligible Participant, with respect to Compensation paid for services to be performed after the date of the election. (Section 10.5 overrides Section 2.1.)

10.6. An election to participate in the Plan shall be in the form of a document executed by the eligible Participant and filed with the Secretary of the Company and shall continue until the Participant: (a) ceases to serve as an officer; (b) reaches his 65th birthday; or (c) terminates or changes the amount of Compensation subject to the election so made by written notice prior to the beginning of the calendar year to which the election would otherwise apply; whichever occurs first. Such election shall state: (a) the amount of Compensation to be deferred; (b) the commencement date for payment of amounts deferred under the Plan; (c) whether the payment of amounts due shall be made in a lump sum or in installments; and (d) shall designate a beneficiary to receive payment of any amount due at the death of the Participant. Any termination or change of election shall become effective with the calendar year immediately following the date the election is terminated or changed, and shall be effective only with respect to Compensation payable for services after the effective date of the termination or change. (Section 10.6 overrides Section 2.2.)

10.7. An eligible Participant who has filed a termination of election may thereafter again file an election to participate for a calendar year subsequent to the filing of the new election. (Section 10.7 overrides Section 2.3.)

10.8. The Company shall establish a memorandum bookkeeping account (collectively the “deferred compensation accounts” and singularly, “a deferred compensation account”) for each Participant hereunder. All amounts deferred under this Plan shall be credited to the appropriate deferred compensation accounts. Interest on the amounts accrued in the various deferred compensation accounts will be credited at the end of each calendar quarter at the rate equal to Moody’s AA corporate bond rate less 50 basis points, but if Moody’s AA corporate bond rate is not available, then at a reasonable rate of interest as determined by the Company, in its discretion. Notwithstanding the foregoing, in the event an officer’s employment with the Company terminates for any reason other than death, disability or retirement, effective on the date of termination of employment, interest for the year in which termination occurred and thereafter until distribution shall be credited to the amounts accrued in such Participant’s deferred compensation account at the rate equal to 75% of the rate credited to other Plan Participants. (Section 10.8 overrides Section 3.1.)

10.9. When an eligible Participant elects to participate in the Plan, he shall also elect the date or dates the payment will commence and the method of distribution of the amounts deferred under the Plan including accumulated interest thereon. A Participant may elect to receive such amounts in a single payment or in some other number of equal monthly installments (not exceeding 120).

(a) A Participant may elect for payments to commence upon one of the following events: (1) the first day of the calendar month (up to the month immediately following his 65th birthday) as specified by the Participant in his election, which date shall be objectively determinable at the time of the election; or (2) the first day of the calendar month following his separation from service, provided that if a Participant is both an employee and a director, he must separate from service as both an employee and director in order to have a separation from service under the Plan. Any subsequent installments shall be paid on the first day of each succeeding month until the amount credited to such Participant’s account shall have been paid.

(b) If a Participant’s election does not specify the method or a date for the commencement of payments under this Plan, his account shall be paid in a single payment on the first day of the calendar month immediately following the later of the month in which the Participant separates from service with the Company or attains his 65th birthday.

(c) Amounts held pending distribution pursuant to this Section 10.9 shall continue to accrue interest at the rate stated in Section 10.8. (Section 10.9 overrides Section 4.1.)

10.10 Section 10.9 notwithstanding, a Participant is permitted to make a subsequent deferral election to delay the time of payment or to change the form of payment, but only if the following conditions are met:

(a) Such election shall not take effect until at least 12 months after the date on which such election is made;

(b) In case of an election related to a payment on account of separation from service or a time or fixed schedule specified under the Plan (but not on account of death), such election shall defer payment for a period of not less than 5 years from the date such payment would have been paid; and

(c) In the case of an election related to a payment on account of a time or fixed schedule specified under the Plan (but not on account of separation from service or death), such election shall be made not less than 12 months before the date payment is scheduled to be paid.

10.11. At all times with respect to the amount deferred, the right to a series of installment payments shall be treated as a right to a series of separate payments.

10.12. Notwithstanding an election pursuant to Section 10.9, a Participant’s deferred account under this Plan, including interest, shall be paid immediately to the extent (a) necessary for any Federal officer or employee in the executive branch to comply with an ethics agreement with the Federal government, or (b) reasonably necessary to avoid the violation of an applicable Federal, state, or local ethics law or conflicts of interest law if payment is a necessary part of a course of action that results in compliance with a Federal, state or local ethics law or conflicts of interest law that would be violated absent such course of action, regardless of whether other actions would also result in compliance. (Section 10.12 overrides Section 4.3.)

10.13. Notwithstanding any provision set forth herein, if the Internal Revenue Service determines that all or any portion of the amounts credited under this Plan is included in the taxable income of any Participant as a result of the failure to comply with Section 409A, then the amounts so determined to be included in income shall be distributed in a lump sum to such Participant as soon as practicable. Payment shall also be made to pay the FICA tax imposed on compensation deferred under the Plan and the income tax at the source on wages imposed under Internal Revenue Code Section 3401 or the corresponding provisions of state or local law as a result of the payment of the FICA amount; provided, however, payment must not exceed the aggregate of the FICA and related income tax withholding. Payment shall also be made to pay state and local tax obligations arising from participation in the Plan applicable to amounts deferred before such amounts are paid or made available to the Participant and to pay the income tax at the source on wages imposed under Internal Revenue Code Section 3401 as a result of such payment and the additional income tax at the source on wages imposed under Internal Revenue Code Section 3401 attributable to such additional Internal Revenue Code Section 3401 wages and taxes; provided, however, payment must not exceed the aggregate of the state and local tax and related income tax withholding. (Section 10.13 overrides Article V.)

10.14. The interest of a Participant hereunder may not be sold, transferred, assigned or encumbered in any manner, either voluntarily or involuntarily, and any attempt so to anticipate, alienate, sell, transfer, assign, pledge, encumber, or charge the same shall be null and void; neither shall the benefits hereunder be liable for or subject to the debts, contracts, liabilities, engagements, or torts of any person to whom such benefits or funds are payable, nor shall they be subject to garnishment, attachment, or other legal or equitable process nor shall they be an asset in bankruptcy, except that payment (or an offset against a payment) shall be made in satisfaction of a debt owed to the Company (including an affiliate of the Company treated as a single employer with the Company under Internal Revenue Code Section 414(b) or (c)) by the Participant, where such debt was incurred in the ordinary course of the service relationship, the entire amount of the payment (offset) does not exceed $5,000 in any calendar year, and the payment (offset) is made at the same time as the debt otherwise would have been due and collected. (Section 10.14 overrides Article VI.).

10.15. No later than December 31, 2008, a Participant shall be permitted to revoke a deferral election made with respect to compensation subject to this Article X that has not been paid and make a new deferral election with respect to such Compensation, provided that the new deferral election shall not have the effect of changing the time or method of payment that the Participant would have otherwise received in 2008 or to cause payment to be made during 2008.

10.16. In the event payment on account of separation from service is to commence during the six-month period following separation from service, the commencement date shall be delayed to the first day of the seventh month following the date of separation from service (or, if earlier, the date of death of the Participant).

10.17. Article X of the Plan shall be administered in accordance with the requirements imposed pursuant to Internal Revenue Code Section 409A, the regulations issued thereunder and other guidance of general application related thereto.

Done this the 30th day of October, 2008.

TORCHMARK CORPORATION

By:
Its: